September 18, 2012

Mr. Matthew Crispino
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:       Personality Software Systems, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-182393
Filed August 31, 2012

Dear Mr. Crispino:

Personality Software Systems, Inc. submits this letter to you in response to your letter of September 17, 2012, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Management’s Discussion and Analysis or Plan of Operation, page 27

1.
We note Exhibit 99.3 and your response to prior comment 2.  You state that the non-binding obligation of your executive officer to advance you funds could cover costs for the six months that the offering will continue.  Revise your document to disclose whether you anticipate having the necessary funds to continue your operations for the 12 months after the anticipated effective date of this registration statement.  To the extent you anticipate having the necessary funds, describe the source of those funds.  If you do not anticipate having sufficient funding to continue your operations for 12 months, state the dollar amount of additional funding needed to provide sufficient capital for operations for 12 months following the date of the prospectus.  Also, state the minimum period of time that you will be able to conduct your planned operations using currently available capital resources.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised our document to disclose that we will have the necessary funds to continue our operations for 12 months after the anticipated effective date of this registration statement and we have described the source of the funds.  In addition, we included a discussion of the minimum period of time that we will be able to conduct our planned operations using currently available capital resources.  The revisions appear in the “Management’s Discussion and Analysis or Plan of Operation” section of the filing and we have provided a copy of the revisions as they appear below.

Other than the shares offered by this prospectus, no other source of capital has been identified or sought at this time.  The amount of cash the Company currently has on hand is sufficient to meet its obligations and conduct planned operations for a minimum of six months or until this filing is effective.  Our officer and director is not taking a salary and we have budgeted our current cash on hand to last for the duration of this time period.  Once this filing is effective and we initiate our offering; if we experience a shortfall in operating capital prior to funding from the proceeds of this offering, our sole officer and director, has verbally agreed to advance the Company funds to complete the registration costs and other costs that occur while furthering our planned operations until the potentially six months that the offering will continue. The majority shareholder has pledged his support to fund continuing operations; however there is no written commitment to this effect.  The Company is dependent upon the continued support of this member.  Mr. Lizama, our sole office and director, has agreed to advance the Company funds to meet its obligations including the expenses necessary to stay current with accounting and audit, registration costs, and other cost that occur until the potentially six months that the offering will continue.  We anticipate the costs of these obligations could total approximately $10,000 and these advances will not be repaid from the raised funds.  While management estimates $10,000 for such costs; there is no maximum amount of funds that Mr. Lizama has agreed to provide.  Mr. Lizama, because he is the sole office and director, and although he has orally agreed to fund such amounts, as the sole officer and director such agreement is not binding and therefore it is within his sole discretion to provide such funds.

The funds raised through our offering are budgeted to sustain operations for a twelve month period following the closing.  Minimum Offering proceeds raised of $30,000 is sufficient to keep the Company current with its public listing status costs with funds remaining which will be sufficient to further the business of the Company and complete the programming and development of our Restaurant Industry Personality Package.  If the Company were to raise 50% of the Maximum Offering which is $75,000 then we would be able complete the programming, development, and marketing of our Restaurant Industry Personality Package and the Hospitability Industry Personality Package.  Raising the Maximum Offering of $150,000 will enable the Company to complete the programming, development, and marketing of the Restaurant Industry Personality Package, the Hospitability Industry Personality Package, and the Health Care Industry Personality Package (please see sub-section titled “Proposed Milestones to Implement Business Operations” in this section of the offering for a detailed discussion of the Milestones we plan to complete based on the three levels of offering proceeds we may receive from this offering).

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Uriel Lizama
Uriel Lizama